WIRED ASSOCIATES SOLUTIONS, INC.

1559 EAST 38TH STREET

BROOKLYN, NY 11234

February 24, 2012

Kate Beukenkamp

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wired Associates Solutions, Inc.

Form 8-K

Filed December 29, 2011

File No. 000-53161

Dear Ms. Beukenkamp:

By letter dated February 6, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Wired Associates Solutions, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 8-K. We are in receipt of your letter and set forth below is the Company’s response to the Staff’s comment. For your convenience, the comment is listed below, followed by the Company’s response.

General

1.	We note your response to comment one from our letter dated January 25, 2012, and are unable to agree that you are not a shell company as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act. In this regard, we note that while you state that you have a specific business purpose and bona fide plan of operations, to date your operations have been limited to production samples of your product only. You have not generated revenues from your business operations, nor have you entered into any licensing agreements with vendors to commercialize your product. Your assets of $53,475 at September 30, 2011 were comprised primarily of $38,475 in cash and cash equivalents, with the remainder consisting of prepaid expenses. Therefore, please amend your Form 8-K to indicate that you have not exited shell company status.

RESPONSE:

1.	The Company previously responded to the Commission on January 27, 2012 (the “January 27th Response Letter”) and provided the following facts as evidence that the Company has exited shell company status: (i) specific business purpose, (ii) plan of operation, (iii) revenue generation strategy, (iv) granted patents, (v) granted trademark, and (vi) the Company’s website located at http://www.snaptagz.net, which features a video demonstrating the Snaptagz platform. Please see the January 27th Response Letter substantially in the form attached hereto as Exhibit A.

In addition to the foregoing, the Company has recently entered into a licensing agreement (the “Agreement”) with Crescent Moon Holdings, LLC, also known as Wild Creations, Inc. a South Carolina limited liability Company (“Crescent”), to market, sell and distribute SnapTagz (the “Product Line”). Pursuant to the Agreement, Crescent agrees to pay to the Company 6.00% of the gross sales of any items of the Product Line which are sold, distributed and marketed by Crescent (the “Royalties”). Further, Crescent agrees to pay to the Company $10,000 creditable towards Royalties due to the Company during the year in which such payment is made. Please see Exhibit 10.1 to the Current Report on Form 8-K filed on February 21, 2012.

Additionally, the Company has recently fully developed its Product Line, molds have been selected and created, and the Company intends to release its initial Product Line into the toy market by the end of this fiscal quarter. Please see the Company’s Product Line substantially in the form attached hereto as Exhibit B.

Further, the Company is in advanced discussions with numerous direct purchasers of the Product Line obtained through its marketing and distribution campaign at the 109th Annual American International Toy Fair held at the Jacob Javits Convention Center in New York City on February 15, 2012. Please see the 109th Annual American International Toy Fair Exhibitor Guide substantially in the form attached hereto as Exhibit C.

Due to the above stated reasons in addition to the facts set forth in the January 27th Response Letter, management and the Board of Directors have determined that the Company is no longer a shell company as defined under Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act.

Further, the Company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Justin Jarman

Justin Jarman

Chief Executive Officer

EXHIBIT A

JANUARY 27TH RESPONSE LETTER

WIRED ASSOCIATES SOLUTIONS, INC.

1559 EAST 38TH STREET

BROOKLYN, NY 11234

January 27, 2012

Kate Beukenkamp

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wired Associates Solutions, Inc. Form 8-K Filed December 29, 2011 File No. 000-53161

Dear Ms. Beukenkamp:

By letter dated January 25, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Wired Associates Solutions, Inc. (the “Company,” “we,” “us” or “our”) with its comment to the Company’s Form 8-K. We are in receipt of your letter and set forth below is the Company’s response to the Staff’s comment. For your convenience, the comment is listed below, followed by the Company’s response.

Item 5.06 Change in Shell Company Status

1.	Please tell us why management has determined that you “are no longer a shell company” as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act. We note, among other factors, that on page 10 to the Notes to the Financial Statements you state that you entered into a share exchange agreement with “a publicly traded shell corporation.” Your response should include a detailed explanation of your current operations.

RESPONSE: While the Company is a development stage company, it is not a shell company as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act because the Company has a very specific business purpose and a bona fide plan of operations. Its business plan and purpose is the production, distribution and marketing of fabric accessories for children, teenagers and adults. The Company’s business plan will provide the consumer with the ability to be creative with fashion by adding accessories to their clothing as well as the ability to attach a variety of functional products to clothing such as reflective devices for runners and cyclists, music device holsters and networking name tags.

The Company has more than nominal operations because it has manufactured production quality samples of its SnapTagz line of fabric accessories. Further, the product lines have been presented to prospects in many different industries including toy retailers, licensing companies and sports teams.

The Company’s plan of operation for the next 12 months is to generate revenue on its fashion accessory products through strategic licensing, visual marketing and collector marketing. The Company’s initial phase of operations is to create product awareness by marketing the design and functionality of its products both domestically and internationally at conferences, conventions and road shows. Additionally, the Company plans to advertise through the use of its website located at http://www.snaptagz.com, which is currently under construction.

In furtherance of the Company’s specific business plan it has been granted exclusive rights to the following two patents by the United States Patent and Trademark Office: (i) pinless clothing attachable image holder, patent number 5655271, and (ii) snap in adapter system, patent number 5926920. Both of the foregoing patents are validly issued and do not expire until July 5, 2016 and October 9, 2018, respectively. In addition, on May 20, 2011, the Company filed a trademark with the U.S. Patent and Trademark Office for its principal product, SnapTagz, serial number 85326357.

Due to the foregoing detailed explanation of our current operations, management has determined that the Company is no longer a shell company as defined under Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act.

For more detailed information regarding the above response please refer to Item 2.01 of the Current Report on Form 8-K filed with the Commission on December 29, 2011.

Further, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Justin Jarman

Justin Jarman

Chief Executive Officer

EXHIBIT B

PRODUCT LINE

Age 6+
Snap On!
YOUR DESIGN HERE!
LEGO

Snaptagz

Looking for a unique way to promote your business or event? How about a unique badge to ID employees or services? SnapTagz is your answer! The integrated tag & tagback fit firmly on any shirt, coat, or trousers...no sewing, no pins, no metal. Snaptags stays put, but are removed as easy as they snap on. You supply the artwork or information, we'll do all the rest. SnapTagz... tagging anything is a snap!

Video Link

Tags

Snaptagz, badges, buttons, promotional

Item	Product Code	Name	MSRP	Min. Qty.
	30106001	Snaptagz 2" round	TBD	TBD

843.448.8880 9

EXHIBIT C

TOY FAIR EXHIBITOR GUIDE

Exhibitor Locator Guide

TOY FAIR 2012

Welcome to the 109th Annual American International Toy Fair®

This onsite navigation guide provides an easy way to find the companies and products you seek and is organized alphabetically and by product category. ***IT'S THAT SIMPLE!***

Exhibitors that appear in RED are members of TIA and as such are compliant with the ICTI Care Process.

Toy Industry Association, Inc.

ICTI CARE PROCESS icti SEAL OF COMMITMENT

PLAY HAPPENS! Play along with Toy Fair's virtual and social board game, powered by Punch Tab and you could win cool Toy Fair swag, Broadway tickets, dinner at Nobu, an iPad or even the Grand Prize of an unbelievable New Year's Eve package ringing in 2013 at the NY Marriott Marquis Hotel in the heart of Times Square. ToyFairNYBlog.com for details.

Play Happens...

NEW Expanded Toy Fair Exhibit Area, Hall 1D, Level 1